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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                   -------------------------------------------

                        Salem Communications Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   794093 10 4
                                 (CUSIP Number)

                                Jonathan L. Block
                        Salem Communications Corporation
                         4880 Santa Rosa Road, Suite 300
                               Camarillo, CA 93012
                                 (805) 987-0400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 3, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

================================================================================

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CUSIP No. 794093 10 4             13D Amendment No. 1                Page 2 of 8
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(1)   Name of Reporting Persons:
      I.R.S. Identification Nos. of Above Persons (entities only):

      Edward G. Atsinger III,* as Trustee of: (i) the E. Atsinger 1999 Trust No. 1, a grantor remainder annuity trust ("E. Atsinger GRAT"); (ii) the M. Atsinger 1999 Trust No. 1, a grantor remainder annuity trust ("M. Atsinger GRAT"); (iii) the Edward G. Atsinger III Trust ("Edward Atsinger Trust"); and (iv) the Ted Atsinger Irrevocable Trust ("Ted Atsinger Trust").**

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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)      [_]
      (b)      [_]

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(3)   SEC Use Only:

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(4)   Source of Funds (See Instructions):
                                    PF

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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e):   [_]

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(6)   Citizenship or Place of Organization:

                     United States of America

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NUMBER OF SHARES           (7)      Sole Voting
BENEFICIALLY OWNED                  Power                3,370,452
BY EACH REPORTING
PERSON WITH                -----------------------------------------------------
                           (8)      Shared Voting
                                    Power                0
                           -----------------------------------------------------
                           (9)      Sole Dispositive
                                    Power                4,545,530
                           -----------------------------------------------------
                           (10)     Shared Dispositive
                                    Power                0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                                    4,545,530
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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions): [_]

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(13)  Percent of Class Represented by Amount in Row (11):

                                 25.4%
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(14)  Type of Reporting Person (See Instructions):

                                 OO (Trustee)
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----------------------------
*Edward G. Atsinger III, Trustee, previously filed a statement on Schedule 13D on February 13, 2001.

**Edward G. Atsinger III is the Trustee for the E. Atsinger GRAT, the M. Atsinger GRAT, the Edward Atsinger Trust and the Ted Atsinger Trust for all purposes, except that Ted Atsinger is the Voting Trustee for the Ted Atsinger Trust.


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CUSIP No. 794093 10 4             13D Amendment No. 1                Page 3 of 8
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(1)      Name of Reporting Persons:
         I.R.S. Identification Nos. of Above Persons (entities only):

         Edward C. Atsinger, individually and as Voting Trustee of the Ted Atsinger Trust.***

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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [_]
         (b)      [_]

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(3)      SEC Use Only:

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(4)      Source of Funds (See Instructions):

                          PF, OO (Trust Distribution)
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(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):     [_]

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(6)      Citizenship or Place of Organization:

                          United States of America
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NUMBER OF SHARES                    (7)      Sole Voting
BENEFICIALLY OWNED                           Power             1,178,078
BY EACH REPORTING
PERSON WITH                         --------------------------------------------
                                    (8)      Shared Voting
                                             Power             0
                                    --------------------------------------------
                                    (9)      Sole Dispositive
                                             Power             0
                                    --------------------------------------------
                                    (10)     Shared Dispositive
                                             Power             0

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:

                                 1,178,078
--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions): [_]

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(13)     Percent of Class Represented by Amount in Row (11):

                                    6.6%
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(14)     Type of Reporting Person (See Instructions):

                                    IN, OO (Voting Trustee)
--------------------------------------------------------------------------------

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***Edward C. Atsinger ("Ted Atsinger") is the Voting Trustee for the Ted
Atsinger Trust and Edward G. Atsinger III is the Trustee for the Ted Atsinger Trust for all other purposes.

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CUSIP No. 794093 10 4             13D Amendment No. 1                Page 4 of 8
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ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 to the Statement on Schedule 13D (this "Statement") relates to Class A common stock, $0.01 par value per share ("Common Stock"), of Salem Communications Corporation, a Delaware corporation (the "Issuer").

         The address of the Issuer's principal executive offices is 4880 Santa Rosa Road, Suite 300, Camarillo, California 93012.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the persons filing this Statement are Edward G. Atsinger III ("Edward Atsinger") and Edward C. Atsinger ("Ted Atsinger," and together with Edward Atsinger, the "Reporting Persons").

     (b) (i) The address of the principal business office of Edward Atsinger is 4880 Santa Rosa Road, Suite 300, Camarillo,
          California 93012.

          (ii) The address of the principal business office of Ted Atsinger is 4880 Santa Rosa Road, Suite 300, Camarillo,
          California 93012.

     (c) (i) Edward Atsinger is the President and Chief Executive Officer of the Issuer and a member of its Board of Directors.

          (ii) Ted Atsinger is the Account Executive--National Programming Development and Ministry Relations of the Issuer.

     (d) Each of the Reporting Persons has not been convicted in any criminal proceedings during the past five (5) years.

     (e) Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

     (f) Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of Edward Atsinger's purchases of Common Stock were made using personal funds. Since February 13, 2001, the date of filing of Edward Atsinger's original Statement on Schedule 13D, Edward Atsinger has not purchased any additional shares of Common Stock.

         As of the date of this Statement, Ted Atsinger had used personal funds to purchase 3,000 shares of Common Stock. On May 3, 2002, Ted Atsinger also received 1,175,078 shares of Common Stock as a result of a distribution into the Ted Atsinger Trust. Ted Atsinger has not purchased any additional shares of Common Stock.

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CUSIP No. 794093 10 4             13D Amendment No. 1                Page 5 of 8
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ITEM 4.  PURPOSE OF TRANSACTION

         Each of the Reporting Persons has acquired the Common Stock for investment purposes only and currently has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The aggregate number of shares of Common Stock beneficially owned by Edward Atsinger is 4,545,530, which represents 25.4% of the Common Stock outstanding. The aggregate number of shares of Common Stock beneficially owned by Ted Atsinger is 1,178,078, which represents 6.6% of the Common Stock outstanding. For purposes of calculating this percentage, the figure for the Common Stock outstanding was taken from the Issuer's Definitive Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on May 1, 2002.

         (b)      (i)   Edward Atsinger has:

                        1) 3,370,452 shares of Common Stock as to which he has sole power to vote or to direct the vote;

                        2) 0 shares of Common Stock as to which he has shared power to vote or to direct the vote;

                        3) 4,545,530 shares of Common Stock as to which he has sole power to dispose or to direct the disposition; and

                        4) 0 shares of Common Stock as to which he has shared power to dispose or to direct the disposition.

                  (ii)  Ted Atsinger has:

                        1) 1,178,078 shares of Common Stock as to which he has sole power to vote or to direct the vote;

                        2) 0 shares of Common Stock as to which he has shared power to vote or to direct the vote;

                        3) 0 shares of Common Stock as to which he has sole power to dispose or to direct the disposition; and

                        4) 0 shares of Common Stock as to which he has shared power to dispose or to direct the disposition.

         (c) Within the 60-day period prior to the filing of this Statement, an aggregate distribution of 1,175,078 shares of Common Stock was made from the E. Atsinger GRAT and the M. Atsinger GRAT into the Ted Atsinger Trust on May 3, 2002.

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CUSIP No. 794093 10 4             13D Amendment No. 1                Page 6 of 8
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                  No other transactions were effected within the 60-day period prior to the filing of this Statement.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships with respect to the Common Stock that require disclosure pursuant to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1     Power of Attorney.


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CUSIP No. 794093 10 4             13D Amendment No. 1                Page 7 of 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of May 9, 2002


                                            /s/ Edward G. Atsinger III
                                            --------------------------------
                                            Edward G. Atsinger III, Trustee



                                            /s/ Ted Atsinger
                                            --------------------------------
                                            Ted Atsinger, Trustee


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CUSIP No. 794093 10 4             13D Amendment No. 1                Page 8 of 8
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                                                                       EXHIBIT 1

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS that Ted Atsinger, whose signature appears below, constitutes and appoints Edward G. Atsinger III his true and lawful attorney-in-fact and agent, acting alone for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Amendment No. 1 to the Statement on Schedule 13D and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agent may lawfully do or cause to be done.


                                            /s/ Ted Atsinger
                                            --------------------------
                                            Ted Atsinger, Trustee